FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 22, 2008

HERCULES

Positioned to Grow

Employee Meeting
July 23, 2008

Craig A. Rogerson
President and Chief Executive Officer

Agenda



- Introduction
- Safety Report, Tom Strang, Gay Trovei
- Second Quarter Performance
- Business Practices
- Questions and Answers

HERCULES



Safety Update

Thomas H. Strang

Vice President, SHERA and Manufacturing Excellence

HERCULES

SHE Performance Measures





HERCULES
Safety, Health and Environment
June 2008
Hercules
Aqualon
PTV
Technology
Other Locations
Employee Safety
Total Recordable Rate
Total Cases
2008 | Target | 2007
20 | 45 | 53
SIM Total
2008 | 2007
234 | 540
Avg SIM / Incident
2008 | 2007
11.7 | 10.2
DA WIR
0.44
0.87
0.99
1.16
Environment
Environmental Incident Metric
109
315
EIM YTD
EIM Target
EIM 2007 Actual
Energy Intensity
6791
6665
Greenhouse Gas Intensity
1.08
1.06
RCMS Implementation
2008 Program Keys
1.3
2008 System Elements
1.5
2005-2007 Program Keys
2.9
2005-2007 System Elements
3.0
Average Score
Fires
Uncontrolled Process Fires
13
35
UPF YTD
UPF Target
UPF 2007 Actual
UPF Reduction Actions
100%
% of Q1 & Q2 Plan Completed
OCDI Improvement Plan
On-Track = >80% pinpoints started or in progress
Security
Number of Security Incidents YTD
38
Incident Learning / Audit Finding
GIR Percent Creators
2008
21.9%
Goal
NA
9
Days to Complete & Post RCA
80%
% Incidents Closed On-Time
91%
% Audit Findings Closed On-Time
Process Safety / Physical Infrastructure
PS Equipment List
PS Equipment PMs
June
Aug.
Oct.
Dec.
18%
% PMs Overdue (3 Month Avg)
Critical A PMs Overdue >90 Days
114
vs. EOY Goal of 0
42%
% Caretaker CAPEX Spent YTD

HERCULES

12 Month Rolling TRR





12M Rolling TRR
2008 YTD TRR
2008 TRR Goal
1.40
1.20
1.00
0.80
0.60
0.40
1.13
1.25
1.18
1.14
1.12
1.14
1.11
1.05
1.02
0.94
0.83
0.98
0.78
0.79
0.61
0.59
0.58
0.87
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08

HERCULES



RCMS Implementation & Certification Timeline


Corporate & Businesses (HQ)
Implementation
Fix Gaps & Progress Reporting Apr & Jul
Conduct 3rd Party Certification Audit
2005
2006
2007
2008
3rd Party Preliminary Assessment "gap analysis" September 2006
Internal audit
Obtain Certification & Continue Global Implementation
ACC Security Code Affirmation by 3/31/08
Facilities
Implementation
3rd Party Audits & Certification (4 US, 1EU, 1 AP)
2005
2006
2007
2008
2009
2010
Internal Assessments & Gap Fixing
Global RCMS implementation

HERCULES

Headquarters RCMS Audit



- Auditing Firm: Lloyd's Register Quality Assurance Limited (LRQA)
- Stage 1 Audit Completed March 31-April 1
  - *Assessed our system & it's documentation vs. RC14001:2005*
- Stage 2 Audit Completed May 12-14
  - *Assessed whether we are doing what we said we're doing and that the system is effective in delivering continual improvement*
  - *29 Auditees*



Headquarters RCMS Audit cont'd

CERTIFICATE OF CONFORMANCE

This is to certify that the Responsible Care® Management System of:

Hercules Incorporated
Wilmington, Delaware, USA

has been audited by Lloyd's Register Quality Assurance
and found to be in conformance with the following Specification:

RC14001:2005

The Responsible Care® Management System is applicable to:

Headquarters Activities Covering the Design, Development, Procurement, Sales, Distribution and Transportation of Chemical Specialties.

Approval
Certificate No: UQA 4000722

Original Approval: June 1, 2008

Current Certificate: June 1, 2008

Certificate Expiry: May 31, 2011

HERCULES



Headquarters RCMS Audit cont'd

System effectiveness and continual improvement

- "The Corporate RCMS appears to effectively administer defined and documented Responsible Care goals. There are many instances of commitment to these

Hercules Incorporated is now one of <25% of ACC member companies that have achieved RC14001 Certification @ Headquarters

- and awareness throughout the organization especially by executives of the PTV and Aqualon businesses. There is sufficient monitoring for non-conformance to ensure future success."

HERCULES



Headquarters RCMS Audit cont'd

- Living the System
  - Continue practices & improvement plans
  - Surveillance auditing by LRQA every 12 months
  - Drive globally





HERCULES

Second Quarter 2008 Performance

HERCULES

2008 Growth Dashboard




YTD Actual
1171
YTD Actual
.74

Sales Revenue (thousands) **Ongoing EPS**

HERCULES

Q2 2008 Ongoing EBITDA Bridge





Aqualon
PTV
102
Q2 '07
EBITDA
7.4
Volume
(13.0)
Mix
17.0
Price
(25.9)
RM/Frt/Util Costs
14.5
Other
Costs
102
Q2 '08
EBITDA

HERCULES

Analyst Data




Earnings Surprise
0.46
0.34
0.23
0.12
Mar07 Jun07 Sep07 Dec07 Mar08 Jun08
Estimate
Reported Earning

http://www.nasdaq.com/earnings/analyst_summary.asp?&kind=&symbol=HPC&selected=HPC&FormType=&mkttype=&pathname=&page=analystinfo

HERCULES

Key Events To Date in 2008



- Upgrade of Corporate Rating
- Global SHE Conference in Charlotte, NC
- Tianpu Re-Start in March
- Board Approved Expanded Nanjing Project
- Successful SAP 6.0 Technical Upgrade
- Acquisition of Logos
- Definitive Agreement Signed for Ashland Acquisition of Hercules

HERCULES



Second Half 2008 Challenges

- **Safety Focus**
- **Soft U.S. Economy**
- **Escalating RM/Utility/Freight Costs**
- **Capacity/Capability Ramp Ups**
- **New Product Launch**
- **Outside Distractions**



Raw Material/Utility/Freight Costs

$MM


120
100
80
60
40
20
0
2004
2005
2006
2007
2008NL

w/o FiberVisions

HERCULES



New Product Sales


Sales $MM
PTV
Aqualon
500
450
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007

HERCULES

Business Practices Update





Continue taking the training courses that are assigned to you

Contact the Hercules Confidential Helpline with Questions/Concerns:
866-862-2625 (Worldwide, Except France - 0800-90-3669)
Confidential Helpline posters will be up soon at all locations
Look for new web-based training materials in 2008, including new "Ethical Moments"

HERCULES



Appendix

Bridges to Ongoing Operations – Q2 2008/2007

Table 2 Reconciliation to Ongoing Operations	THREE MONTHS ENDED JUNE 30, 2008				THREE MONTHS ENDED JUNE 30, 2007[1]			
(Dollars in millions, except per share)	NET INCOME	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	$61.0	$0.54	$75.2	$91.3	$41.3	$0.36	$84.9	$78.6
Discontinued operations, net of tax[8]	(25.9)	(0.23)	—	—	—	—	—	—
Vertac matters	0.2	—	—	0.3	11.4	0.10	—	17.5
ABL settlement	—	—	—	—	8.4	0.07	—	13.0
Legal accruals and settlements[4]	0.6	0.01	—	0.9	0.4	—	—	0.6
Severance and restructuring costs	3.2	0.03	4.9	4.9	4.0	0.03	6.2	6.2
Asset impairments/ Accelerated depreciation	1.2	0.01	1.8	0.6	2.4	0.02	3.7	—
Pension accounting change pre LDI implementation[1]	—	—	—	—	(6.8)	(0.06)	(10.4)	(10.4)
Gain on asset dispositions	—	—	—	—	(2.7)	(0.02)	(4.1)	(4.1)
Loss on sale of FiberVisions	—	—	—	—	(0.1)	—	—	(0.1)
Other[5]	2.7	0.02	0.7	4.2	0.7	0.01	0.6	1.0
Subtotal adjustment items[6]	(18.0)	(0.16)	7.4	10.9	17.7	0.15	(4.0)	23.7
Tax adjustment to the ongoing effective tax rate[7]	0.6	0.01	—	—	(13.2)	(0.11)	—	—
Ongoing Operations[2]	$43.6	$0.39	$82.6	$102.2	$45.8	$0.40	$80.9	$102.3

HERCULES

Appendix



Bridges to Ongoing Operations – Q2 YTD 2007

Table 3 Reconciliation to Ongoing Operations	SIX MONTHS ENDED JUNE 30, 2008				SIX MONTHS ENDED JUNE 30, 2007[1]			
(Dollars in millions, except per share)	NET INCOME	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	**$93.4**	**$0.83**	**$142.6**	**$179.6**	**$121.6**	**$1.06**	**$155.1**	**$170.2**
Discontinued operations, net of tax[8]	(25.9)	(0.23)	—	—	—	—	—	—
Vertac matters	0.3	—	—	0.5	12.4	0.11	—	19.0
ABL settlement	—	—	—	—	8.4	0.07	—	13.0
Gain on asset dispositions	—	—	—	—	(2.7)	(0.02)	(4.1)	(4.1)
Legal accruals and settlements[4]	1.0	0.01	—	1.5	0.8	0.01	—	1.2
Severance and restructuring costs	5.2	0.05	8.0	8.0	9.6	0.08	14.8	14.8
Asset impairments/ Accelerated depreciation	3.5	0.03	5.3	0.6	4.8	0.04	7.4	—
Pension accounting change pre LDI implementation[1]	—	—	—	—	(13.6)	(0.12)	(20.7)	(20.7)
Loss on sale of FiberVisions	—	—	—	—	(0.3)	—	—	(0.3)
Other[5]	3.2	0.03	1.3	5.0	1.4	0.01	0.6	2.0
Subtotal adjustment items[6]	(12.7)	(0.11)	14.6	15.6	20.8	0.18	(2.0)	24.9
Tax adjustment to the ongoing effective tax rate[7]	1.8	0.02	—	—	(60.9)	(0.53)	—	—
Ongoing Operations[2]	**$82.5**	**$0.74**	**$157.2**	**$195.2**	**$81.5**	**$0.71**	**$153.1**	**$195.1**



Forward-Looking Statements

This document includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: the possibility that the transaction with Ashland may not close, including as a result of failure to obtain the approval of the Company's stockholders, the possibility that financing may not be available to Ashland on the terms committed, other risks that are described in filings made by Ashland and the Company with the Securities and Exchange Commission in connection with the proposed transaction, the ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, ability to improve margins, the success of outsourcing initiatives, ability to identify, execute and integrate acquisitions, ability to execute divestitures, ability to close transactions, ability to increase prices, business climate, business performance, changes in tax laws or regulations and related liabilities, changes in tax rates, economic and competitive uncertainties, higher raw material, manufacturing, freight and utility costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities or expanding capacity, environmental and safety regulations and clean-up costs, the impact of adverse events relating to the operation of the Company's facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions), foreign exchange rates, asset dispositions, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievement, expressed or implied by such forward-looking statements, reactivate stock repurchases or continue the payment of dividends. As appropriate, additional factors are contained in reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Additional Information

In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.